EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FSI International, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of FSI International, Inc. of our report dated November 4, 2011, with respect to the consolidated balance sheets of FSI International, Inc. and subsidiaries as of August 27, 2011 and August 28, 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended August 27, 2011, and the effectiveness of internal control over financial reporting as of August 27, 2011, which report appears in the August 27, 2011 annual report on Form 10-K of FSI International, Inc.

/s/ KPMG LLP

Minneapolis, Minnesota

March 29, 2012